Mail Stop 3561

January 22, 2008

Eric Montandon, Chief Executive Officer
WWA Group, Inc.
2465 West 12th Street, Suite 2
Tempe, AZ 85281

       Re: WWA Group, Inc.
            Registration Statement on Form SB-2
            Filed December 26, 2007
            File No. 333-148327

Dear Mr. Montandon:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We refer you to your letter to the staff dated July 12, 2006, regarding your Forms 10-KSB for the fiscal years ended December 31, 2004 and December 31, 2005. We note that neither the risk factor disclosure in your Form 10-KSB for the fiscal year ended December 31, 2006, nor the risk factor disclosure in your Form SB-2 includes the text of the revised risk factor your letter represented you intended to include in future filings. Specifically, we note that your subsequent risk factor disclosure makes no reference to equipment sold at your auctions ending up in Syria, a country identified by the U.S. as a state sponsor of terrorism. We note

also that the subsequent risk factor disclosure includes no information regarding the dollar amount of equipment purchased by bidders with addresses in Iran, Sudan and Syria, or the percentage of your sales such dollar amounts represent. Please advise us of the reasons the risk factor disclosure was not revised consistent with the representations in your July 12, 2006, letter.

2. Reference is made to the first sentence in the second paragraph under, "*State Sponsors of Terrorism*," on page 37. If the company knows that some purchasers are residents of Iran, Syria or Sudan and equipment that they purchase has gone or will go into those countries, please modify or qualify this sentence to so reflect. Please also advise us whether, to your knowledge, any of the purchasers are agents of the governments of those countries.

3. We note the statement under "State Sponsors of Terrorism" on page 37 that you believe you are "in compliance in all material respects with all laws, rules, regulations and requirements that affect our business." We note also the representation on page 4 that you have neither any knowledge of, nor any means to control, sales into countries identified by the U.S. as state sponsors of terrorism. Finally, we note the disclosure on both pages that you have received a cease and desist order from OFAC requiring that you "immediately cease and desist from selling goods or services, or facilitating sales to persons in Iran and Sudan," countries identified by the U.S. as state sponsors of terrorism. Please clarify for us (i) whether the statement that you are in compliance with all "requirements that affect our business" is intended to convey that you are in compliance with the OFAC cease and desist order; (ii) if so, how you are able to determine your compliance with the order in light of your stated inability to control sales into countries identified as state sponsors of terrorism; and (iii) the steps you have taken and/or the measures you have put in place to ensure compliance with the OFAC order.

4. Please provide us with a copy of the April 27, 2007 cease and desist order from OFAC. Furthermore, please revise the fourth paragraph under, *"State Sponsors of Terrorism"* on page 37 to clearly state, if true, that management believes the company is in compliance with the April 27, 2007 OFAC cease and desist order.

5. We note the disclosure under, "*State Sponsors of Terrorism*," on page 37 that there is reason to believe that some percentage of the equipment sold at your auctions ultimately ended up in Iran or Sudan. Please revise the prospectus to disclose also, if true, that there is reason to believe that some percentage of the equipment sold at your auctions ultimately ended up in Syria, another country identified by the U.S. as a state sponsor. In this regard, we refer you to your letter to the staff dated July 12, 2006.

Please also revise the prospectus, or provide us with a supplemental analysis, to discuss the materiality of sales of equipment that ended up in countries identified as state sponsor of terrorism during 2006 and 2007 and the effect of such sales upon your net income. That analysis should include your estimate of the dollar amount of auctioned equipment that ultimately ends up in Iran, Syria or Sudan.

6. We note the representation under *"State Sponsors of Terrorism"* on page 37 that "it is possible" that some equipment at your auctions is re-exported to Iran or Sudan, "particularly to Iran." Please discuss for us the reasons underlying your conclusion that such re-exports are particularly likely to have been made to Iran.

Description of Business, page 19

7. In an appropriate place in this discussion, please expand to discuss the source of the transportation and industrial equipment materials you auction. You mention that you buy and sell equipment at auction for your own account, however, your disclosure is not clear as to whether auctions are the sole source of your inventory. Please elaborate in detail.

Index to and Description of Exhibits

8. Please file as an exhibit a form of the purchase or subscription agreement that was used in connection with your September 2007 private placements.

Exhibit 5

9. Your legal opinion states that "WWA's 1,211,119 issued and outstanding common shares and 576,973 shares underlying warrants to purchase shares of common stock are legally issued, fully paid and non-assessable." Presently the shares of common stock underlying warrants are not yet issued. Please revise your legal opinion to state that, when issued, the shares underlying the warrants will be legally issued, fully paid and non-assessable.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Rory Campbell, Esq.